Comerica Incorporated

Comerica Bank Tower

1717 Main Street, MC 6404

Dallas, Texas 75201

April 5, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Magnor Purnell

Re:	Comerica Incorporated
Registration Statement on Form S-4/A, Filed April 5, 2011
File No. 333-172211

Dear Ms. Purnell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Comerica Incorporated (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4/A (File No. 333-172211) to 4:30pm EST on Tuesday, April 5, 2011, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Erin Magnor Purnell

April 5, 2011

Please contact the undersigned at (214) 462-4303 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

By:	/s/ Thad A. Schaefer
Thad A. Schaefer
Senior Vice President and Assistant General Counsel